

BANCO SANTANDER-CHILE AND SUBSIDIARIES

CONSOLIDATED FINANCIAL INFORMATION

As of March 31, 2022

The principal balances and results accumulated for the period ending March 2022 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	3,431,528
Loans and accounts receivables from customers and banks, net	35,804,449
Loans and accounts receivables from customers at fair value, net	78,636
Financial instruments	8,769,354
Financial derivative contracts	9,115,648
Other asset items	4,266,688
Total assets	**61,466,303**

Principal liabilities	MCh$
Deposits and other demand liabilities	16,880,011
Time deposits and other time liabilities	10,159,808
Issued debt and regulatory capital instruments	8,333,637
Financial derivative contracts	10,359,193
Other liabilities items	11,929,945
Total equity	3,803,709
Total liabilities and Equity	**61,466,303**

Equity attributable to:	
Equity holders of the Bank	3,705,411
Non-controlling interest	98,298

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	427,466
Net fee and commission income	97,147
Result from financial operations	56,858
Total operating income	**581,471**
Provision for loan losses	(71,447)
Support expenses	(200,203)
Other results	(19,005)
Income before tax	**290,816**
Income tax expense	(51,110)
Net income for the period	**239,706**

Attributable to:	
Equity holders of the Bank	235,743
Non-controlling interest	3,963

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

MIGUEL MATA HUERTA
Chief Executive Officer


Santander
Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de marzo de 2022

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de marzo de 2022 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	3.431.528
Créditos y cuentas por cobrar a clientes y bancos	35.804.449
Créditos y cuentas por cobrar a clientes a valor razonable	78.636
Instrumentos financieros	8.769.354
Contratos de derivados financieros	9.115.648
Otros rubros del activo	4.266.688
Total Activos	**61.466.303**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	16.880.011
Depósitos y otras captaciones a plazo	10.159.808
Instrumentos de deuda y capital regulatorio emitidos	8.333.637
Contratos de derivados financieros	10.359.193
Otros rubros del pasivo	11.929.945
Total patrimonio	3.803.709
Total Pasivos y Patrimonio	**61.466.303**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	3.705.411
Interés no controlador	98.298

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingreso neto por intereses y reajustes	427.466
Ingreso neto de comisiones	97.147
Resultado de operaciones financieras	56.858
Total ingresos operacionales	**581.471**
Gasto de pérdidas crediticias	(71.447)
Gastos de apoyo	(200.203)
Otros resultados	(19.005)
Resultado antes de impuesto	**290.816**
Impuesto a la renta	(51.110)
Utilidad consolidada del periodo	**239.706**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	235.743
Interés no controlador	3.963

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

MIGUEL MATA HUERTA
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence.

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